Exhibit 99.2
EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Compensation Policies and Philosophy
     The overall objective of our compensation to our executives is to attract, motivate, retain and reward the top-quality management that we need in order to operate successfully and meet our strategic objectives. To achieve this, we aim to provide a compensation package that is competitive in the market, provides rewards for achieving financial, operational and strategic performance goals, and aligns executives’ financial interests with those of our shareholders.
     We operate in the intensely competitive media industry, which is characterized by rapidly changing technology, evolving industry standards, frequent introduction of new media services, price and cost competition, limited advertising dollars, and extensive regulation. We face many aggressive and well-financed competitors. In this environment, our success depends on attracting and maintaining a leadership team with the integrity, skills, and dedication needed to manage a dynamic organization and the vision to anticipate and respond to future market developments. We use our executive compensation program to help us achieve this objective. Part of the compensation package is designed to enable us to assemble and retain a group of executives who have the collective and individual abilities necessary to run our business to meet these challenges. Other parts are intended to focus these executives on achieving financial results that enhance the value of our stockholders’ investment. At the same time, the compensation structure is flexible, so that we can meet the changing needs of our business over time and reward executive officers and managers based on the financial performance of operations under their control.
Process
     Our compensation committee meets periodically during the year. In addition, members of the compensation committee discuss compensation matters with our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and among themselves informally outside of meetings. In establishing the compensation levels for Radio One’s executive officers, the compensation committee considers a number of qualitative and quantitative factors, including the level and types of compensation paid to executive officers in similar positions by comparable companies, and an evaluation of Radio One’s financial performance.
     Our CEO provides input into the compensation discussion and makes recommendations to the compensation committee for annual compensation changes and bonuses for the executive officers and the appropriateness of additional long-term incentive compensation. We review the compensation paid to executives at other comparable media companies as a reference point for determining the competitiveness of our executive compensation. Our peer group of radio broadcasting companies includes Clear Channel Communications, Inc., Cox Radio, Inc., Emmis Communications Corp., Entercom Communications Corp. and Saga Communications Inc. The compensation committee has recently retained a benefits consulting firm to assist it with setting compensation for our executives.
Principal Components of Executive Compensation
•	Base salary. Our objective is to pay our executives compensation that is competitive in the marketplace and reflects the level of responsibility and performance of the executive, the executive’s experience and tenure, the scope and complexity of the position, the compensation of the executive compared to the compensation of our other key salaried employees and the compensation paid for comparable positions by other companies in the radio broadcast industry, and the performance of our company. During 2006, we had multiple-year employment agreements with Scott R. Royster and Linda J. Vilardo that establish their base salaries and annual increases. We are in the process of negotiating a new employment agreement for CEO Alfred C. Liggins, III. The compensation committee believes that entering into these agreements assists us in retaining our key officers for a certain period of time and focuses the officers’ energies on our business. Notwithstanding the provisions of existing employment agreements, the annual salaries of the Chairperson, CEO, CFO or Chief Administrative Officer were not increased during 2006.

•	Bonus. Our executives receive an annual bonus intended to provide financial incentives for performance and to align the goals and performance of the executive to our overall objectives. The compensation committee has significant flexibility in awarding cash bonuses. The compensation committee may consider information such as our year-to-year revenue growth compared to that of the radio industry, same station revenue, operating performance versus our business plan, acquisitions and divestitures, employee retention, sales and operating initiatives, and stock price performance compared to the industry peer group. Bonus recommendations for executive officers other than the CEO are proposed by the CEO, reviewed, revised when appropriate, and approved by the compensation committee. The compensation committee establishes the bonus level for the CEO. The bonus is typically paid in the first quarter of each year, based on our performance for the just completed prior fiscal year.

•	Long-term Incentives. We believe that equity ownership by the executives provides incentive to build stockholder value, aligns the interests of the executives with the interests of stockholders and serves as motivation for long-term performance. Stock awards are made pursuant to the Radio One Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan, which was approved by our stockholders (as amended, the “1999 Stock Plan”). We can grant options or restricted stock to employees, consultants and non-employee directors under the plan. We may not grant awards of more than 704,050 shares of our Class A common stock or more than 1,908,099 shares of our Class D common stock to any one participant in any calendar year. Options may be either non-qualified stock options or incentive stock options, as those terms are defined in the Internal Revenue Code. Each option will be exercisable in whole or in installments, as determined at the time of grant, and will expire not more than ten years from the date of grant. The 1999 Stock Plan enables us to provide and tailor incentive compensation for the retention of key personnel and to support long-term corporate and business objectives. In addition, the plan allows us to anticipate and respond to a changing business environment and competitive compensation practices. The compensation committee administers the plan and establishes the size of the initial and periodic grants to the CEO and the other executive officers.

Upon hiring officers, managers, and certain other key employees, the CEO typically approves stock option or restricted stock grants under the stock option plan, subject to applicable vesting periods. The CEO, with the approval of the compensation committee, considers awarding additional grants to eligible employees under the 1999 Stock Plan, usually on an annual basis, based on company performance and our objective to provide compensation packages that are appropriately competitive with compensation offered by other companies in the radio broadcasting industry. Historically, we have utilized stock options as our primary means of providing long-term incentive compensation. Management and the compensation committee are currently assessing the costs and benefits of long term incentive compensation for its employees in light of the Company’s adoption, effective January 1, 2006, of Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” SFAS No. 123(R) sets forth accounting requirements for share-based compensation to employees using a fair-value based method. We did not make a company-wide grant of stock options or other equity incentive awards in 2006 and none of the executive officers was granted options in 2006.
Other Benefits and Perquisites
     As part of our competitive compensation package to attract and retain talented employees, we offer retirement, health and other benefits to our employees. Our executive officers participate in the same benefit plans as our other salaried employees. The only benefit programs offered to our executive officers either exclusively or with terms different from those offered to other eligible employees are the following:
•	Deferred Compensation. We have a deferred compensation plan that allows Catherine L. Hughes, our Chairperson, to defer compensation on a voluntary, non-tax qualified basis. Under the plan, she may defer up to a specified amount of her base salary and bonus until death, disability, retirement or termination. The amount owed to her as deferred compensation is an unfunded and unsecured general obligation of our Company. Deferred amounts accrue interest based upon the return earned on a phantom investment account with a designated brokerage firm established by Radio One.

•	Other Perquisites. We provide few perquisites to our executive officers. Currently, we provide or reimburse executives for a company automobile, driver, and various administrative services including home-based administrative support for our CEO.
We have set forth the incremental cost of providing these benefits and perquisites to our named executives in the 2006 Summary Compensation Table in the “All Other Compensation” column.
Post-termination and Change in Control Benefits
     Under the employment agreements that we have entered into with Scott R. Royster and Linda J. Vilardo, all of their unvested stock options will become fully exercisable immediately upon a change in control. Upon termination or resignation for any reason with or without cause, each of these executives is entitled to certain severance benefits including payment of any bonus or other incentive pay relating to the year preceding the termination that is determined but not yet paid and a pro rata portion of the retention bonus provided for in his or her employment agreement. In addition, the executive is entitled to continued medical and dental benefits and payment of his or her base salary (i) for six months upon termination by us at the end of the employment agreement or at the executive’s discretion following a change in control, or (ii) for twelve months upon termination by us without cause or following a change in control or by the officer for good reason. There are currently no agreements that provide benefits to Catherine L. Hughes, Alfred C. Liggins, III or Zemira Jones upon termination or change of control.
Tax Deductibility of Executive Compensation
     Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), imposes limitations upon the federal income tax deductibility of compensation paid to our CEO and to each of our other four most highly compensated executive officers. Under these limitations, we may deduct up to $1,000,000 of compensation for such executive officer in any one year or may deduct all compensation, even if over $1,000,000, if we meet certain specified conditions (such as certain performance-based compensation that has been approved by stockholders). As the net cost of compensation, including its deductibility, is weighed by the compensation committee against many factors in determining executive compensation, the compensation committee may determine that it is appropriate and in the Radio One’s best interest to authorize compensation that is not deductible, whether by reason of Section 162(m) or otherwise.

EXECUTIVE COMPENSATION
    The following table sets forth the total compensation for each of the named executive officers for the year ended December 31, 2006:
Summary Compensation Table (1)

				Option	All Other
		Salary	Bonus (2)	Awards (3)	Compensation	Total
Name and Principal Position	Year	($)	($)	$	($)	($)
(a)	(b)	(c)	(d)	(f)	(i)	(j)

Catherine L. Hughes	2006	$417,700 (4)	$190,000	—	$35,874 (5)	$643,574
Chairperson & Secretary

Alfred C. Liggins, III	2006	551,250	560,000	—	75,302 (6)	1,186,552
CEO, President & Treasurer

Scott R. Royster	2006	413,700	175,000	$290,055	—	878,755
Executive Vice President & CFO

Linda J. Vilardo	2006	413,700	175,000	277,969	—	866,669
Vice President, Asst. Secretary and Chief Administrative Officer

Mary Catherine Sneed (7)	2006	255,910	175,000	277,969	—	708,879
former Chief Operating Officer

Zemira Z. Jones	2006	341,250	24,721	92,388	—	458,359
Vice President of Operations

(1)	There were no stock awards, non-equity incentive plan compensation or option grants to executive officers in 2006. The Company does not provide a defined benefit pension plan and there were no above-market or preferential earnings on deferred compensation.

(2)	Bonuses were paid the year subsequent to being earned.

(3)	The dollar amount recognized for financial statement reporting purposes in 2006 is in accordance with SFAS No. 123(R), for the fair value of options granted in prior years. These values are based on assumptions described in Note 12 to the Company’s consolidated financial statements. Ms. Sneed’s options were forfeited in 2006.

(4)	Includes $28,000 of deferred compensation.

(5)	For company automobile and driver provided to Ms. Hughes.

(6)	For administrative support provided to Mr. Liggins.

(7)	Served as Chief Operating Officer through June 30, 2006.

     The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2006. There were no option exercises during 2006 by the named executive officers. We did not grant any options to officers or directors in 2006 and have not made any stock awards to them.
Outstanding Equity Awards at 2006 Fiscal Year-End

	Number of Securities	Number of Securities
	Underlying Unexercised	Underlying	Option Exercise
	Options	Unexercised Options	Price	Option
Name	(#) exercisable	(#) not exercisable	($)	Expiration Date
(a)	Class A |(b)| Class D	(c) Class D	(e)	(f)

Catherine L. Hughes	*500,000		$13.56	4/3/2011
Chairperson

Alfred C. Liggins, III	*250,000		13.56	4/3/2011
CEO	1,500,000		14.80	8/10/2014

Scott R. Royster	18,646		7.78	5/5/2009
CFO	75,000	25,000	18.88	2/19/2013
	37,292		8.11	5/5/2009

Linda J. Vilardo	100,000		18.88	2/19/2013
Chief Administrative Officer	55,654		8.11	5/05/2009
	7,799		7.78	5/05/2009

Zemira Z. Jones	20,000		14.91	7/12/2014
Vice President of Operations		35,000	12.60	5/17/2015

*	These options were cancelled in May 2007.
Non-qualified Deferred Compensation – 2006

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings in last	Withdrawals/	Balance at last
	last Fiscal Year	last Fiscal Year	Fiscal Year	Distributions	Fiscal Year End
Name	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)

Catherine L. Hughes	$28,000	-0-	$10,600	-0-	$263,150
Chairperson

Alfred C. Liggins, III	—	—	—	—	—
CEO

Scott R. Royster	—	—	—	—	—
CFO

Linda J. Vilardo	—	—	—	—	—
Chief Administrative Officer

Zemira Z. Jones	—	—	—	—	—
Vice President of Operations

     The following table shows the potential payments to Mr. Royster, the CFO, and Ms. Vilardo, the Chief Administrative Officer, upon termination or change in control under their respective employment agreements. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the date of termination was December 31, 2006, (ii) the payments are based upon the terms of the employment agreement which was in effect on December 31, 2006, and (iii) the stock price was $6.74, the closing market price of our Class D common stock on December 29, 2006, the last business day of the 2006 fiscal year.
Potential Payments upon Termination or Change in Control

		Termination w/o	Termination for
		cause or upon	cause or
	Resignation of	change of control	resignation w/o
	Officer upon	or resignation for	good reason, death
	change in control	good reason	or disability

Executive Benefits and Payments Upon
Termination for Scott R. Royster
Base Salary/Severance	$206,850	$413,700	n/a
Pro rata portion of retention bonus	1,686,750	1,686,750	$1,686,750
Medical and Dental	1,100	2,200	n/a
Total	$1,894,700	$2,102,650	$1,686,750

Executive Benefits and Payments Upon
Termination for Linda J. Vilardo
Base Salary/Severance	$206,850	$413,700	n/a
Pro rata portion of retention bonus	1,084,900	1,084,900	$1,084,900
Medical and Dental	1,100	2,200	n/a
Total	$1,292,850	$1,500,800	$1,084,900
Directors’ Fees
     Our non-employee directors each receive a retainer of $20,000 annually. In addition, they receive $1,000 each quarter for board meetings attended, and are reimbursed for all out-of-pocket expenses related to meetings attended. Non-employees directors serving as chairperson of a committee of the board of directors receive an extra $10,000 per annum. Each of our non-officer directors also received options to purchase 5,000 shares of Class D common stock in 2004 and 10,000 shares in 2005. Our officers who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of Radio One.
2006 Director Compensation

Name	Fees Earned or Paid in Cash ($)
Terry L. Jones	$37,000
Brian W. McNeill	27,000
L. Ross Love	27,000
D. Geoffrey Armstrong	37,000
Ronald E. Blaylock	23,000
The directors did not receive options, stock awards, incentive plan or other non-cash compensation in 2006.
Employment Agreements
          President and Chief Executive Officer. Alfred C. Liggins, III, is employed as our President, CEO and Treasurer and is a member of the board of directors. His previous employment agreement expired on April 9, 2005. We are currently in the process of negotiating a new employment agreement with Mr. Liggins.
          Chief Financial Officer. Scott R. Royster is employed as Executive Vice President and CFO under an amended and restated employment agreement with a term extending through October 18, 2010. His employment agreement provides for a base salary which is subject to an annual increase of not less than 5% and an annual cash bonus at the discretion of the board of directors. Under the employment agreement, if Mr. Royster remains employed by Radio One through October 18, 2010, he will receive a retention bonus in the amount of $7.0 million and, if his employment is terminated before that date, he will receive a pro rata portion of the retention bonus based on the number of days he is employed by Radio One between October 18, 2005 and October 18, 2010.

          Chief Administrative Officer. Linda J. Vilardo is employed as Chief Administrative Officer, Vice President and Assistant Secretary pursuant to an employment agreement with us. The employment agreement provides for a base salary which is subject to an annual increase of not less than 5% and an annual cash bonus at the discretion of the board of directors. The employment agreement also provides that if Ms. Vilardo remains employed by Radio One through October 31, 2008, she will receive a retention bonus in the amount of $2.0 million and, if her employment is terminated before that date, she will receive a pro rata portion of the retention bonus based on the number of days she is employed by Radio One between October 31, 2004 and October 31, 2008.
401(k) Plan
          We adopted a defined contribution 401(k) savings and retirement plan effective August 1, 1994. Employees are eligible to participate after completing 90 days of service and attaining age 21. Participants may contribute up to $15,000 of their gross compensation, subject to certain limitations. Employees age 50 or older can make an additional catch-up contribution of up to $5,000. Effective January 1, 2006, we provide a match of fifty cents for every dollar an employee contributes up to 6% of the employee’s salary, subject to certain limitations.
COMPENSATION COMMITTEE REPORT
          This report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any of Radio One’s filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.
          Director Terry L. Jones was the Chairperson and directors Brian W. McNeill and D. Geoffrey Armstrong served on the compensation committee. The compensation committee has reviewed the performance of the executive officers of Radio One, Inc. and approved their 2006 compensation, including salary and cash bonus amounts. The compensation committee also has reviewed and discussed the Compensation Discussion and Analysis for the fiscal year ended December 31, 2006, with the management of Radio One. Based on its review and discussion, the compensation committee recommends that this Compensation Discussion and Analysis be included in Radio One’s proxy statement relating to the 2007 annual meeting of shareholders.
Respectfully submitted,
Compensation Committee:
Terry L. Jones, Chairman
Brian W. McNeill
D. Geoffrey Armstrong
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
          All of the directors serving on Radio One’s compensation committee are non-employee directors of Radio One. The compensation committee currently consists of three directors, Terry L. Jones, Brian W. McNeill and D. Geoffrey Armstrong. No member of our compensation committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. Mr. Jones is the President of Syndicated Communications, Inc. For a description of relationships between Radio One and Syndicated Communications, Inc., see Exhibit 99.4 “Certain Relationships and Related Transactions.”